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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               PINKERTON'S, INC.
                           (Name of Subject Company)

                               PINKERTON'S, INC.
                       (Name of Person Filing Statement)

                               ----------------


                   Common Stock, $0.001 par value per share,
                 with attached Preferred Stock Purchase Rights
                         (Title of Class of Securities)

                               ----------------


                                  723429 10 6
                     (CUSIP Number of Class of Securities)

                               ----------------


                                 Denis R. Brown
                     President and Chief Executive Officer
                               PINKERTON'S, INC.
                            4330 Park Terrace Drive
                       Westlake Village, California 91361
                           Telephone: (818) 706-6800
                           Telecopier: (818) 706-4919
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing this Statement)

                               ----------------

                                With copies to:
                             Andrew E. Bogen, Esq.
                           Gibson Dunn & Crutcher LLP
                             333 South Grand Avenue
                           Los Angeles, CA 90071-3197
                           Telephone: (213) 229-7159
                           Telecopier: (213) 229-6159

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                                 INTRODUCTION

   This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates to an offer by Securitas Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Securitas AB, a Swedish corporation ("Parent"), to purchase all of the issued and outstanding Shares (as hereinafter defined) of Pinkerton's, Inc., a Delaware corporation (the "Company").

Item 1. Security and Subject Company

   The name of the subject company is Pinkerton's, Inc. The address of the principal executive office of the Company is 4330 Park Terrace Drive, Westlake Village, California 91361. The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, $0.001 par value per share, including the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock (the "Shares"). On and as of the Effective Time (as defined below), the Rights shall automatically be void and of no further force or effect.

Item 2. Tender Offer of the Bidder

   This Schedule 14D-9 relates to the tender offer disclosed in the Schedule 14D-1, dated February 26, 1999 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") by Parent and Purchaser, relating to an offer by Purchaser to purchase all of the issued and outstanding Shares of the Company for an amount equal to $29.00 per Share or such higher price as may be paid in the Offer, net to the seller in cash, without interest (the "Per Share Amount"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and
(a)(2) hereto, respectively, and incorporated herein by reference.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 19, 1999, by and among the Company, Purchaser and Parent (the "Merger Agreement"), which provides for the making of the Offer by Purchaser, subject to the conditions and upon the terms set forth in the Merger Agreement, and for the subsequent merger of the Purchaser with and into the Company (the "Merger"). In the Merger, each Share issued and outstanding at the Effective Time (as defined in the Merger Agreement) (other than shares held in the treasury of the Company or held by Parent, or any other wholly owned subsidiary of Parent, or the Company, or Shares held by stockholders validly exercising appraisal rights pursuant to the General Corporation Law of the State of Delaware), will, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holder thereof, be canceled and be converted into the right to receive, without interest, an amount in cash equal to the Per Share Amount. The Merger Agreement, a copy of which is filed as Exhibit (c)(1), is summarized in "Section 11--Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase and incorporated herein by reference.

   As set forth in the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at Lindhagensplan 70, P.O. Box 12307, SE-102 28 Stockholm, Sweden.

Item 3. Identity and Background

   (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 of this Schedule 14D-9, which information is incorporated herein by reference.

   (b) Except as set forth below, to the Company's knowledge, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Agreements with Executive Officers, Directors and Affiliates of the Company

   The Company has entered into agreements with certain of its executive officers, as described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, and Rule 14f-1 thereunder (the "Information Statement"), which is attached to this Schedule 14D-9 as Annex A and is incorporated herein by reference. Such agreements provide change-in-control benefits in the event of a change-in-control transaction during 1999 with a party other than Parent or its affiliates.

   Stockholders should be aware that certain members of the Company's management and Board of Directors have interests in the Merger in addition to the interests of the stockholders of the Company in general, as described further below and in the Information Statement.

 The New Employment Agreements

   The Company has maintained existing employment agreements, as amended, with Denis R. Brown, C. Michael Carter and James P. McCloskey and a severance plan, as amended, with Don W. Walker (together with Messrs. Brown, Carter and McCloskey, the "Executive Officers"), the material terms of which are summarized in the Information Statement under the caption "EXECUTIVE COMPENSATION AND OTHER INFORMATION--Employment Agreements with Certain Officers," and incorporated herein by reference. In connection with the Offer, the Merger and the Merger Agreement, each Executive Officer has entered into a new employment agreement (collectively, the "New Employment Agreements") with the Company and Parent that will supersede the existing employment agreements, as amended, and severance plan, as amended, upon the time Purchaser or Parent purchases any of the Shares pursuant to the Offer (the "Effective Date"). The Executive Officers' New Employment Agreements, copies of which are filed as Exhibits (c)(2)-(c)(5) hereto, are summarized in "Section 11--Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase and are incorporated herein by reference.

 Termination Agreement

   In connection with the Merger Agreement, the Company, Parent and Thomas W. Wathen, Chairman of the Board of the Company, have entered into the Termination Agreement, dated as of February 19, 1999, pursuant to which the Company and Mr. Wathen have agreed, among other things, to terminate that certain Personal Services Agreement, dated as of February 10, 1994 (the "Services Agreement"), between the Company and Mr. Wathen, effective on the date the Offer is consummated. The Termination Agreement, a copy of which is filed as Exhibit (c)(6) hereto, is summarized in "Section 11--Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase and is incorporated herein by reference.

 Stock Option Awards

   Upon consummation of the Merger, each outstanding option to purchase the Shares (the "Options") granted under the Company's 1990 Stock Option Plan, as amended, and the Company's 1995 Performance and Equity Incentive Plan, as amended, and any and all other outstanding options, stock warrants and stock rights granted pursuant to such stock option plans or otherwise, and in each case, whether or not then exercisable or vested, shall be canceled. In consideration of such cancellation, the Company shall pay to each such holder of an option, which includes executive officers and directors of the Company, an amount equal to the product of (i) the excess, if any, of the Per Share Amount over the per share exercise price of such option and (ii) the number of Shares subject thereto (such payment to be net of applicable withholding taxes). The Company may elect at any time prior to the consummation of the Offer to have the foregoing actions take effect, with respect to some or all of the Options, upon consummation of the Offer, in which case the Company shall provide written notice of such action to Parent. If the Company so elects and if, upon consummation of the Offer, Purchaser shall have acquired at least 90% of the outstanding Shares, Parent shall as promptly as practicable following such consummation provide the Company with the funds necessary to satisfy its obligations as described above.

 Deferred Compensation Plan

   Certain terms under the Company's existing Supplemental Retirement Income Plan, as amended (the "SRIP"), will be automatically amended pursuant to the New Employment Agreements on the Effective Date with respect to the benefits the Executive Officers are entitled to receive under the SRIP. For a description of the amended terms, see the summary of the New Employment Agreements set forth in "Section 11--Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase and incorporated herein by reference.

 Severance Plan

   In addition to the Executive Officers, certain other key employees of the Company are entitled to severance benefits pursuant to the 1999 Severance Plan for Selected Participants (the "Severance Plan"). The Severance Plan provides that if a selected participant's employment is terminated other than by a Nonqualifying Termination (as defined in the Severance Plan), the Company shall pay to the participant severance compensation equivalent to the continuation of the participant's monthly base salary in effect on the date such employment is terminated for six months thereafter, and the Company shall also continue the participant's health benefits until the earlier of six months after the employment is terminated or the participant becomes employed. However, the Severance Plan shall automatically terminate, and have no force or effect, if a Change in Control (as defined in the Severance Plan) of the Company does not occur during 1999. The transactions contemplated in the Merger Agreement, if completed, will trigger each participants' rights to the severance benefits described above. The forgoing summary of the Severance Plan is qualified in its entirety to the full text thereof, a copy of which has been filed as Exhibit (c)(7) hereto and is incorporated herein by reference.

Agreements with Parent, Purchaser or Their Respective Executive Officers, Directors or Affiliates

 The Merger Agreement

   The Merger Agreement, a copy of which is filed as Exhibit (c)(1), is summarized in "Section 11--Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase and incorporated herein by reference.

 Stockholders Agreement

   In connection with the Merger Agreement, Parent, Purchaser and certain trusts (collectively, the "Wathen Stockholders"), of which Mr. Wathen is sole trustee, have entered into a Stockholders Agreement, dated as of February 19, 1999 (the "Stockholders Agreement"), pursuant to which each of the Wathen Stockholders has, among other things, (i) agreed to tender its Shares in the Offer, (ii) granted to Parent a proxy with respect to the voting of such Shares and (iii) granted to Parent an option to purchase such Shares. The Stockholders Agreement, a copy of which has been filed as Exhibit (c)(8) hereto, is more fully summarized in "Section 11--Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase and is incorporated herein by reference.

 Stock Option Agreement

   In connection with the Merger Agreement, the Company and Parent have entered into a Stock Option Agreement, dated as of February 19, 1999 (the "Stock Option Agreement"), pursuant to which the Company has, among other things, granted to Parent an irrevocable option (the "Parent Option") to purchase up to 2,437,079 of the Company's Shares (subject to adjustments) at a cash purchase price equal to $29.00 per Share, provided, however, that in no event shall the number of Shares for which the Parent Option is exercisable exceed 19.9% of the issued and outstanding Shares. The Stock Option Agreement, a copy of which has been filed as Exhibit (c)(9) hereto, is more fully summarized in "Section 11--Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase and is incorporated herein by reference.

 Confidentiality Agreement

   As a condition to the furnishing by the Company or Parent (the "Provider") of Information ("Information") to the other (the "Recipient"), the Company and Parent entered into a Mutual Confidentiality Agreement on September 3, 1998 (the "Confidentiality Agreement"), pursuant to which each of the Company and Parent agreed, among other things, that the Recipient of Information will keep such Information confidential and will not use the Information in any way detrimental to the Provider and will not use the Information other than in connection with the evaluation of the potential transaction between the Company and Parent. The Confidentiality Agreement, a copy of which has been filed as Exhibit (c)(10) hereto, is more fully summarized in "Section 11-- Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

   (a) Recommendation

   THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING WITHOUT LIMITATION THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

   (b)(1) Background of the Offer

   Management of the Company and Parent have been acquainted with one another for a number of years and have had, from time to time, discussions concerning the respective businesses and strategies of their companies.

   Since 1995, Denis R. Brown, President and Chief Executive Officer of the Company, has attended meetings of the Ligue Internationale Des Societes De Surveillance, headquartered in Berne, Switzerland (the "Ligue"). While at these meetings, Mr. Brown was introduced to and became acquainted with Thomas Berglund, President and Chief Executive Officer of Parent.

   Mr. Berglund, Melker Schorling, Chairman of Parent, and other members of the board of directors of the Ligue visited the Company, which was hosting the Ligue board meeting in the United States on March 9, 1998. During this time, Mr. Brown and Company representatives gave the Ligue board a presentation on the United States security market, and on the Company, and the parties talked about possible future collaboration to meet the needs of the Company's customers in Europe.

   Following these initial meetings, Mr. Berglund invited Mr. Brown to come to Sweden with a view to discussing the security services business and assessing whether there might be any mutual interest for the Company and Parent to work together in the future. On June 13, 1998, Mr. Brown, C. Michael Carter, Executive Vice President, General Counsel and Corporate Secretary of the Company, and James P. McCloskey, Executive Vice President and Chief Financial Officer of the Company, met with Mr. Berglund, Hakan Winberg, Executive Vice President and Chief Financial Officer, Amund Skarholt, Executive Vice President, and Juan Vallejo, Country Manager Sweden of Parent, in Stockholm, Sweden.

   After the June meeting, there were occasional telephone conversations between Mr. Brown and Mr. Berglund regarding a possible working relationship and discussions among representatives of both companies regarding possible support of the needs of the Company's customers in Europe.

   On September 3, 1998, the Company and Parent entered into the
Confidentiality Agreement, which provided for the exchange of confidential and non-public information between the two companies so as to enable both parties to evaluate their interest in discussing a possible transaction involving the two companies.

   Following the entry into the Confidentiality Agreement, Mr. Brown invited Mr. Berglund and Mr. Winberg to come to visit the Company's headquarters so as to enable them to become better acquainted with the Company's operations and personnel. On September 10 and 11, 1998, Messrs. Berglund and Winberg met with Mr. Brown, Mr. Carter, Mr. McCloskey and Don W. Walker, Executive Vice President, The Americas, of the Company.

   On October 30, 1998, Mr. Berglund, Mr. Brown and Mr. Carter met in London to talk further about a future working relationship. On the same date, Mr. Berglund, Mr. Brown and Mr. Carter discussed with Larry G. Woelk, Vice President, International Operations of the Company, regarding possible support of the needs of the Company's customers in Europe.

   After the October meeting, there were occasional telephone conversations between Mr. Brown and Mr. Berglund regarding a possible working relationship and discussions among representatives of both companies regarding possible support of the needs of the Company's customers in Europe.

   On December 14 and 15, 1998, Mr. Berglund met with Mr. Brown in California. During these meetings, Mr. Berglund advised Mr. Brown that Parent would be interested in exploring the possibility of acquiring the Company.

   At a meeting of the Board on December 17, 1998, there was a discussion of the developments concerning Parent; and the Board approved the engagement of financial and legal advisors to assist in connection with a possible transaction. Following the meeting, Mr. Brown had a telephone conference with Mr. Berglund during which Mr. Brown advised Mr. Berglund that the Board had approved Company management's continuing discussions with Parent regarding a possible transaction.

   After the December conversation, there were occasional other telephone conversations between Mr. Brown and Mr. Berglund regarding a possible transaction and discussions among representatives of both companies regarding possible support of the needs of the Company's customers in Europe.

   On January 8, 1999, the Board received a further report concerning the progress of discussions with Parent and a proposed timetable for due diligence procedures and negotiations to determine if an acceptable agreement could be achieved. At the meeting, the Board received presentations from the Company's financial and legal advisors (Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Gibson, Dunn & Crutcher LLP, respectively) and considered Parent's request for exclusivity in negotiating with the Company. The Board concluded that under the circumstances it would be in the best interests of the Company to proceed with Parent on an exclusive basis, subject to the ability of the Board to conduct discussions with others if required by their fiduciary duties.

   On January 15, 1999, the Company entered into an agreement pursuant to which it agreed, subject to certain conditions (including a "fiduciary out"), to enter into exclusive negotiations with Parent for a period of time so as to enable both parties to determine whether to proceed with a transaction involving the two companies.

   On January 16, 1999, Mr. Brown and Mr. Berglund had a dinner meeting. On January 17 through 19, 1999, Messrs. Berglund and Winberg, together with their advisors and other representatives of Parent, met with Messrs. Brown, Carter, McCloskey and Walker, together with the Company's advisors and other representatives, in order to commence Parent's due diligence of the Company. This due diligence process continued thereafter.

   On January 29, 1999, Mr. Brown and other Company representatives met with Mr. Berglund and other Parent representatives to discuss the results of the due diligence process and to continue their discussions regarding a possible transaction.

   On February 5, 1999, Mr. Berglund and an advisor had a telephone conference call with Mr. Brown relating to the terms and conditions of the proposed management agreements for the senior executives of the Company.

   On February 8, 1999, Mr. Berglund had a telephone conference with Mr. Brown during which time Mr. Berglund advised Mr. Brown that Parent's board of directors had approved proceeding with the negotiation of a transaction with the Company.

   From February 8 through February 18, 1999, representatives of Parent, together with its legal counsel, Willkie Farr & Gallagher, and representatives of the Company, together with its legal counsel, met in person and communicated by telephone to discuss various aspects of the transaction. During this time, drafts of the Merger Agreement, the Stock Option Agreement, the Stockholders Agreement and the Termination Agreement were distributed, reviewed and negotiated, and representatives of Parent continued the due diligence investigation of the Company. In addition, during this time, Messrs. Brown, Carter, McCloskey and Walker and their separate counsel negotiated the terms of the New Employment Agreements with Parent and its counsel.

   Following approval by the Board, on February 19, 1999, Parent, Purchaser and the Company executed and delivered the Merger Agreement, and the parties thereto executed the Stockholders Agreement, the Stock Option Agreement, the Termination Agreement and the New Employment Agreements.

   On February 26, 1999, Purchaser commenced the Offer.

   (b)(2) Reasons for Recommendation

   In making the determinations and recommendations set forth in subparagraph
(a) above, the Board considered a number of factors, including, without limitation:

     (i) the fact that the Merger and the Offer will provide stockholders of the Company the opportunity to receive a premium of approximately 72% over the closing price for the Shares on February 19, 1999, the last trading day prior to public announcement of the transaction, and a premium of approximately 21% over the highest closing price for the Shares in the past year;

     (ii) the Board's consideration of possible alternative transactions, and its conclusion that the Merger and the Offer represent the highest price reasonably attainable for the Company's stockholders;

     (iii) the general familiarity of the Board with the financial condition, results of operations and cash flows, competitive position, business and prospects of the Company (as reflected in the Company's historical and projected financial information), current economic and market conditions and the nature of the industry in which it operates. In this regard, the Board considered management's views with respect to the benefits associated with increased size in the security and security-related business, the fact that the Company and Parent together would be better able to compete with its other competitors and the fact that operating synergies anticipated to be achieved as a result of the Merger may allow Parent and the Company to provide security and security-related services at lower overhead costs;

     (iv) the historical market prices of, and recent trading activity in, the Shares;

     (v) (a) the presentation of DLJ at the January 8, 1999 meeting of the Board regarding the financial valuation of the Company and (b) the written opinion of DLJ, dated February 19, 1999, addressed to the Board to the effect that, as of such date and based upon and subject to certain matters in such opinion, the price per share to be received by the holders of the Shares pursuant to the Merger Agreement was fair, from a financial point of view, to the Company's stockholders. The full text of DLJ's written opinion, which sets forth assumptions made, matters considered and limitations on the review undertaken by DLJ in connection with such opinion, is attached to this Schedule 14D-9 as Annex B and incorporated herein by reference. Stockholders are urged to read such opinion carefully in its entirety. The opinion of DLJ was presented to the Board in connection with its consideration of the Merger Agreement and is directed only to the fairness of the per share price to be received by the holders of the Shares pursuant to the Merger Agreement. The opinion does not constitute a recommendation to any stockholder as to whether to tender Shares in the Offer or how to vote with respect to the Merger; and

     (vi) the likelihood that the proposed acquisition will be consummated, including the fact that the obligations of Parent and Purchaser to consummate the proposed acquisition are not conditioned upon financing.

   The Board of Directors of the Company did not assign relative weights to the above factors or determine that any one factor was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

Item 5. Persons Retained, Employed or to Be Compensated

   The Company retained DLJ, pursuant to a letter agreement dated December 30, 1998, in connection with the potential sale, merger, leveraged recapitalization, consolidation or other business combination involving the Company, including, without limitation, a transaction with Parent (each of the foregoing, a "Transaction"). The Company agreed to pay DLJ (i) a fee of $200,000 upon DLJ's presentation to the Company's Board of Directors regarding the financial valuation of the Company, such presentation was made on January 8, 1999 and such fee has been paid; (ii) a fee of $500,000 upon DLJ's notification to the Board that it was prepared to deliver a fairness opinion (regardless of the conclusion reached in such opinion), such notification was made on February 19, 1999; and (iii) a fee of $2,000,000 upon consummation of a Transaction, less the fees described in clauses (i) and (ii) paid by the Company. In addition, the Company has agreed to reimburse DLJ promptly for all reasonable and properly documented out-of-pocket expenses (including the reasonable fees and expenses of its counsel) incurred in connection with DLJ's engagement by the Company, whether or not a Transaction is consummated. The Company also agreed to indemnify or contribute to losses incurred by DLJ and certain of its affiliated persons against certain liabilities and expenses, including, without limitation, certain liabilities under the Federal securities laws. The terms of the fee arrangement with DLJ, which DLJ and the Company believe are customary in transactions of this nature, were negotiated at arms length between the Company and DLJ and the Board was aware of such arrangement, including that a significant portion of the aggregate fee payable to DLJ is contingent upon consummation of a Transaction.

   In addition to its engagement as exclusive financial advisor to the Company in connection with the transactions contemplated by the Merger Agreement, DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services. In the ordinary course of its business, DLJ or its affiliates may, at any time, hold long or short positions and may trade or otherwise effect transactions for its own account or on the account of its customers in debt or equity securities or bank or other senior debt issued by the Company or Parent.

   Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Recent Transactions and Intent with Respect to Securities

   (a) No transaction in the Shares have been effectuated during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except as follows: on February 10, 1999, Mr. Wathen transferred 3,681,415 shares from the Thomas W. Wathen Trust to the Thomas W. Wathen Charitable Remainder Unitrust 1999 and the Wathen 1999 Annuity Trust, and effective February 23, 1999, 33 shares were issued to James R. Mellor, a director of the Company, in lieu of director fees pursuant to a standing election under the Company's 1995 Performance and Equity Incentive Plan, as amended.

   (b) To the best of the Company's knowledge, except as may be required to avoid liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, each executive officer, director and affiliate of the Company currently intends to tender all Shares to Purchaser over which he or she has sole dispositive power as of the expiration date of the Offer.

Item 7. Certain Negotiations and Transactions by the Subject Company

   (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as described in Item 3(b) and Item 4 (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

Item 8. Additional Information to Be Furnished

   Reference is hereby made to the Offer to Purchase and the related Letters of Transmittal, which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated by reference herein in their entirety.

Item 9. Materials to Be Filed as Exhibits

 Exhibit
 Number                                Description
 -------                               -----------
  (a)(1) Offer to Purchase, dated February 26, 1999.*+

  (a)(2) Letter of Transmittal.*+

  (a)(3) Press release issued by the Company, dated February 22, 1999.

  (a)(4) Opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated
          February 19, 1999.*

  (a)(5) Letter to the Stockholders of Pinkerton's, Inc., dated February 26,
          1999.*

  (a)(6) Summary Advertisement.+

  (c)(1) Agreement and Plan of Merger, dated as of February 19, 1999, by and among the Company, Parent and Purchaser.+

  (c)(2) Employment Agreement, dated February 19, 1999, between Denis R. Brown and the Company.+

  (c)(3) Employment Agreement, dated February 19, 1999, between C. Michael
          Carter and the Company.+

  (c)(4) Employment Agreement, dated February 19, 1999, between James P.
          McCloskey and the Company.+

  (c)(5) Employment Agreement, dated February 19, 1999, between Don W. Walker and the Company.+

  (c)(6) Termination Agreement, dated as of February 19, 1999, by and among the Company, Parent and Thomas W. Wathen.+

  (c)(7) 1999 Severance Plan for Selected Participants.

  (c)(8) Stockholders Agreement, dated as of February 19, 1999, by and among the Parent, Purchaser and certain stockholders of the Company.+

  (c)(9) Stock Option Agreement, dated as of February 19, 1999, by and between the Company and Parent.+

 (c)(10) Mutual Confidentiality Agreement, dated September 3, 1998, by and between the Company and Parent.+

 (c)(11) 1999 Amendment to the Employment Agreement, dated as of February 3,
          1999, between Denis R. Brown and the Company.

 (c)(12) 1999 Amendment to the Employment Agreement, dated as of February 3,
          1999, between C. Michael Carter and the Company.

 (c)(13) 1999 Amendment to the Employment Agreement, dated as of February 3,
          1999, between James P. McCloskey and the Company.

 (c)(14) 1999 Agreement, dated as of February 3, 1999, between Don W. Walker and the Company.

--------
* Included in materials delivered to the stockholders of the Company.

+ Filed as an exhibit to Parent's and Purchaser's Tender Offer Statement on
  Schedule 14D-1, dated February 26, 1999, and incorporated herein by reference.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          PINKERTON'S, INC.

                                                   /s/ Denis R. Brown
                                          By:_________________________________
                                             Name: Denis R. Brown
                                             Title: President and Chief
                                                 Executive Officer

Dated: February 26, 1999

                                                                        ANNEX A

                               PINKERTON'S, INC.
                             World Support Center
                            4330 Park Terrace Drive
                      Westlake Village, California 91361

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

                                    GENERAL

   This Information Statement (the "Statement") is being mailed on or about February 26, 1999, as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") of Pinkerton's, Inc., a Delaware corporation (the "Company"), with respect to the tender offer by Securitas Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Securitas AB, a Swedish corporation ("Parent"), for shares of the Company's Common Stock, par value $0.001 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

   This Statement is furnished in connection with the possible election of persons designated by Parent to a majority of the seats on the Company's Board of Directors (the "Board"). The Agreement and Plan of Merger by and among the Company, Parent and Purchaser, dated as of February 19, 1999 (the "Merger Agreement"), provides that, subject to compliance with applicable laws and promptly following the purchase by Purchaser of Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors (the "Parent Designees"), rounded up to the next whole number, on the Board as will give Parent representation on the Board equal to at least that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its subsidiaries) bears to the number of Shares outstanding. At such time, the Company will also cause (i) each committee of the Board, (ii) if requested by Parent, the board of directors of each of the Company's subsidiaries and
(iii) if requested by Parent, each committee of such board to include persons designated by Parent constituting the same percentage of each such committee or board as the Parent Designees constitute on the Board. The Company shall, upon request by Parent, promptly increase the size of the Board or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable the Parent Designees to be elected to the Board in accordance with the terms of the Merger Agreement and shall cause the Parent Designees to be so elected. In the event that the Parent Designees are appointed or elected to the Board, until the Effective Time (as defined in the Merger Agreement) (x) Denis R. Brown may continue to serve as a director of the Company and (y) the Board shall have at least three directors who were directors on February 19, 1999 and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the Federal securities laws) of Parent (such directors, the "Independent Directors"); provided, that if at any time or from time to time fewer than three Independent Directors remain, the other directors shall elect to the Board such number or persons who shall be neither officers of the Company nor designees, shareholders, affiliates or associates of Parent so that the total of such persons and remaining Independent Directors serving on the Board is at least three. Any such person elected to the Board pursuant to the proviso of the preceding sentence shall be deemed to be an Independent Director for purposes of the Merger Agreement. Additionally, notwithstanding anything in the Merger Agreement to the contrary, following the time directors designated by Parent constitute a majority of the members of the Board and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required for certain actions related to the Offer, Merger and the Merger Agreement.

   This Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action.

   The Offer commenced on February 26, 1999 and is scheduled to expire at 12:00 Midnight, New York City time, on Thursday, March 25, 1999, unless extended.

   The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

   At the close of business on February 19, 1999, there were 12,246,631 Shares issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of the Company's directors, each of which entitles its record holder to one vote.

Designees to the Company's Board of Directors

   Parent has informed the Company that it currently intends to choose the Parent Designees it has the right to designate to the Board pursuant to the Merger Agreement from the officers and employees of Parent and Purchaser listed below:

                                             Present Principal Occupation or
                                                      Employment and
                                             Five-Year Employment History and
                 Name                 Age              Citizenship
 ------------------------------------ --- -------------------------------------
 Hans Olof Gluckman Bengtsson........ 37  Mr. Bengtsson, a Swedish citizen, has been the Director of Finance and
                                          Treasury of Parent since January
                                          1998, and was the Finance Manager of
                                          Parent from August 1993 to December
                                          1997.
 Thomas F. Berglund.................. 46  Mr. Berglund, a Swedish citizen, has been President, Chief Executive
                                          Officer and a member of the board of
                                          directors of Parent since 1993.
                                          Additionally, Mr. Berglund has been
                                          President and a member of the board
                                          of directors of Purchaser since
                                          February 1999.
 Amund Skarholt...................... 51  Mr. Skarholt, a Norwegian citizen, has been Executive Vice President of
                                          Parent since 1994. Prior to joining
                                          Parent, he held the position of
                                          Country Manager at Securitas A/S, an
                                          indirect subsidiary of Parent, from
                                          1991 to 1994.
 Mats Uebel.......................... 37  Mr. Uebel, a Swedish citizen, has been an in-house attorney (Group
                                          General Counsel) with Parent since
                                          1997. From 1993 to 1996, he was an
                                          attorney with Hedberg & Co
                                          Advokatbyra. From 1996 to 1997, he
                                          was an attorney with Brandt & Bessman
                                          Advokatbyra.
 Hakan Winberg....................... 42  Mr. Winberg, a Swedish citizen, has been Executive Vice President of
                                          Parent since 1995 and Chief Financial
                                          Officer of Parent since 1985.
                                          Additionally, Mr. Winberg has been
                                          Vice President and a member of the
                                          board of directors of Purchaser since
                                          February 1999.

   Parent has advised the Company that each of the individuals listed above has consented to act as a director. Parent has also advised the Company that, to the best knowledge of Parent or Purchaser, none of such individuals (i) currently is a director of, or holds, any position with, the Company, (ii) beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or (iii) has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

            CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

                 Name                 Age             Positions(1)
 ------------------------------------ --- -----------------------------------
 Denis R. Brown......................  59 Director, President and Chief
                                          Executive Officer
 Peter H. Dailey.....................  68 Director
 John A. Gavin.......................  67 Director
 James R. Mellor.....................  68 Director
 Gerald D. Murphy....................  71 Director
 J. Kevin Murphy.....................  72 Director
 Robert H. Smith.....................  63 Director
 Thomas W. Wathen....................  69 Director
 William H. Webster..................  75 Director
 C. Michael Carter...................  55 Executive Vice President, General
                                          Counsel and Corporate Secretary
 James P. McCloskey..................  58 Executive Vice President and Chief
                                          Financial Officer
 Don W. Walker.......................  57 Executive Vice President, The
                                          Americas
 Laura J. Cerar......................  37 President, U.S. Security
 Anthony R. Miller...................  58 Corporate Vice President, Total
                                          Quality Management
 Sally R. Phillips...................  39 Corporate Vice President, Human
                                          Resources
 Michael A. Stugrin..................  49 Corporate Vice President, Strategic
                                          Planning and Marketing
 Richard E. Ferens...................  44 Vice President and Treasurer
 Gregg S. Lamb.......................  36 Worldwide Controller
 Frederick W. London.................  47 Vice President, Deputy General
                                          Counsel and Assistant Secretary

--------
(1) The Board is divided into three classes as nearly equal in number as possible, and the members of each class are elected for a term of three years. Each of the executive officers above holds his or her office until he or she resigns, is removed or otherwise disqualified to serve in such capacity or until his or her successor is elected and qualified.

   Denis R. Brown was elected the President and Chief Executive Officer and a director of the Company in April 1994. Prior to joining the Company, Mr. Brown served at Concurrent Computer Corporation as Chairman of the Board and Chief Executive Officer from April 1992 until August 1993, as Chairman of the Board, President and Chief Executive Officer from July 1991 until April 1992, and as Vice Chairman of the Board, President and Chief Executive Officer from September 1990 until July 1991. Mr. Brown served as President and Chief Executive Officer of Penn Central Industries Group from May 1985 until January 1990. Prior to joining Penn Central, Mr. Brown spent 15 years with ITT Corporation, serving as Corporate Vice President and Group Executive of the Defense Space Group and as President of the Defense Communications Division. Mr. Brown is also serving as a director of Farr Company, a producer and distributor of filters and filtration systems. Mr. Brown is a member of the Strategic Planning Committee of the Board.

   Peter H. Dailey has been a director of the Company since February 1990. Mr. Dailey is the Chairman of Enniskerry Financial Ltd., a private investment company. Mr. Dailey was Vice Chairman, director and principal stockholder of the Interpublic Group of Companies, a holding company for advertising agencies from 1984 to 1985 and the Chairman and Chief Executive Officer of Memorex Telex N.V., and served as the Chief Executive Officer of Memorex Telex Corporation from 1995 to 1997 to assist with that company's reorganization under Chapter 11 of the United States Bankruptcy Code filed in October 1996. Mr. Dailey is currently a director of

Chicago Title and Trust Company, Jacobs Engineering Group, Inc., Sizzler International and The Wirthlin Group. Mr. Dailey has served as Ambassador to Ireland and as Special Presidential Envoy to NATO countries for intermediate nuclear weapons negotiations. Mr. Dailey also served as a member of the eleven-member Presidential Advisory Committee on Arms Control and Disarmament. He was appointed by President Reagan and reaffirmed by President Bush in the same capacity. From 1985 to 1988, he served in the Central Intelligence Agency as Counselor to William Casey, Director of Central Intelligence. He also served as the principal media strategist in the election campaigns of President Nixon in 1972, President Reagan in 1980, and the primary campaign of President Ford in 1976. In 1984, he served as Senior Advisor to the re-election campaign of President Reagan. Prior to government service, he was a director of Walt Disney Productions and Cement Roadstone Corporation PLC of Ireland. Mr. Dailey is a member of the Audit and Nominating & Governance Committees of the Board.

   John A. Gavin has been a director of the Company since April 1993. Mr. Gavin is the founder and has been the Chairman of Gamma Holdings, an international venture capital and consulting firm since 1989. Mr. Gavin has served as a Managing Director and Partner of Hicks, Muse, Tate & Furst (Latin America) since 1995, and as a director of Atlantic Richfield Corporation, International Wire Group, Wirekraft Holdings Corp., Krause's Furniture Co., the Hotchkis & Wiley Funds, Apex Mortgage Company and FEDCO. From 1987 to 1990, Mr. Gavin served as President of Univisa Satellite Communications, a Spanish-speaking broadcast communications network, and from 1986 to 1987 he was a Vice President of Atlantic Richfield Corporation. In 1981, Mr. Gavin was appointed Ambassador to Mexico by President Reagan and served in this capacity through 1986. Mr. Gavin was also U.S. Advisor to the Secretary General of the Organization of American States from 1961 through 1974. Mr. Gavin is Chairman of the Compensation & Benefits Committee and a member of the Strategic Planning Committee of the Board.

   James R. Mellor has been a director of the Company since December 1996. Mr. Mellor retired as the Chairman and Chief Executive Officer of General Dynamics Corporation on May 31, 1997. He became President and Chief Operating Officer in 1991 and President and Chief Executive Officer in 1993, and was elected Chairman in 1994. Mr. Mellor has served at General Dynamics Corporation as a director since 1981. He also served as Executive Vice President--Commercial Systems and Corporate Planning from 1981 to 1982, then as Executive Vice President--Corporate Planning and International until 1983, then as Executive Vice President for Marine, Business Systems and Corporate Planning until 1986, and then as Executive Vice President--Marine, Land Systems and International until 1991. Before joining General Dynamics Corporation, Mr. Mellor was President and Chief Operating Officer of AM International, Inc. and a director there since 1977. Prior to that he spent 18 years with Litton Industries in a variety of management and engineering positions. Mr. Mellor also serves as a director of Bergen Brunswig Corporation, Computer Sciences Corporation and USEC, Inc. Mr. Mellor is Chairman of the Strategic Planning Committee and a member of the Compensation & Benefits Committee of the Board.

   Gerald D. Murphy has been a director of the Company or of its predecessor corporation since 1975. Mr. Murphy is currently a consultant to American Rice, Inc. From 1964 to 1998, Mr. Murphy served as Chairman of the Board and Chief Executive Officer of ERLY Industries, Inc. (formerly Early California Industries), a publicly held international agribusiness that owns 81% voting control of American Rice, Inc. and 100% of Chemonics Industries, Inc.
Mr. Murphy also served as Chairman of the Board of Directors of American Rice, Inc. from 1991 to 1998 and serves as a director for Sizzler, Inc., Wynn's International, Inc. and Leisure Technology, Inc. Mr. Murphy is contesting an involuntary petition under the federal bankruptcy laws, which was filed against him in 1999 in the Southern District of Texas. Mr. Murphy is a member of the Audit Committee of the Board.

   J. Kevin Murphy has been a director of the Company since October 1990. Mr. Murphy is currently a business consultant to various companies. He served as a director of Health Systems International, Inc., from February 1994 until April 1997, and served as Vice Chairman and a director of Qual-Med, Inc., from 1990 to February 1994. Mr. Murphy was President of 655 Associates, Inc., a crisis management and management consulting firm from 1985 to 1991, and is a past president of Purolator Courier Corporation and Trailways, Inc.

Mr. Murphy is Chairman of the Nominating & Governance Committee and a member of the Compensation & Benefits Committee of the Board.

   Robert H. Smith has been a director of the Company since April 1993. Mr. Smith has served as Managing Director of Smith & Crowley, Inc., an investment banking firm specializing in banks since 1993. He serves as a director of Edison International, J. G. Boswell Co., Oasis Residential, Inc. and Marine National Bank. From 1961 to 1992, Mr. Smith served in numerous managerial positions with Security Pacific National Bank and Security Pacific Corporation. From July 1991 until April 1992, he served as Chairman of the Board and Chief Executive Officer of Security Pacific Corporation and Chairman of the Board of Security Pacific National Bank. Mr. Smith also served during 1992 as a member of the Board and President and Chief Operating Officer of BankAmerica Corporation and Bank of America NT & SA. Mr. Smith is Chairman of the Audit Committee and a member of the Compensation & Benefits Committee of the Board.

   Thomas W. Wathen has been a director of the Company since 1988. Mr. Wathen joined California Plant Protection, Inc. ("CPP") in 1963 and served on a full-time basis as President, Chief Executive Officer and Chairman of the Board of CPP from 1964 to January 1988. Since the acquisition of "old" Pinkerton's, Inc. by CPP (through merger) in January 1988, Mr. Wathen has served as President (until October 1990 and from July 1992 until April 1994), Chief Executive Officer (until April 1994) and Chairman of the Board of the Company. For the five years prior to joining CPP, Mr. Wathen served as a security representative for North American Aviation and as a security director for RCA and Mattel Toys. From 1951 to 1958, Mr. Wathen served as an industrial security officer for the United States Air Force and special agent for the Department of Defense. Mr. Wathen is a member of the Strategic Planning and Nominating & Governance Committees of the Board.

   William H. Webster has been a director of the Company since August 1992 and a partner of the law firm of Milbank, Tweed, Hadley & McCloy since September 1991. Judge Webster is a director of Anheuser-Busch Companies, Inc., Maritz, Inc., and Next WAVE Telecom, Inc. From May 1987 to September 1991, he served as the Director of Central Intelligence and directed the Central Intelligence Agency. From February 1978 to May 1987, Judge Webster served as the Director of the Federal Bureau of Investigation. In 1970, Judge Webster was appointed a Judge of the United States District Court for the Eastern District of Missouri, and in 1973 was elevated to the United States Court of Appeals for the Eighth Circuit. Judge Webster is a member of the Audit and Nominating & Governance Committees of the Board.

   C. Michael Carter has served as Executive Vice President, General Counsel and Corporate Secretary of the Company since joining the Company in September 1994. He directs strategic planning and marketing, corporate development, risk management, contracts and legal. Prior to joining the Company, Mr. Carter served at Concurrent Computer Corporation as Senior Vice President, Operations and Secretary from August 1993 to September 1994, and served as Vice President, General Counsel and Secretary and directed corporate development from May 1987 to August 1993. He also served as a director of Concurrent from June 1994 to September 1994. Prior to his employment at Concurrent, Mr. Carter was Senior Corporate Counsel and Assistant Secretary for RJR Nabisco, Inc. and General Counsel and Secretary of RJ Reynolds Development Corporation. He also held senior positions in legal affairs with The Singer Company, and was an associate with Winthrop, Stimpson, Putnam & Roberts in New York.

   James P. McCloskey has served as Executive Vice President and Chief Financial Officer of the Company since joining the Company in October 1994. Prior to joining the Company, Mr. McCloskey served as Vice President Finance, Treasurer and Chief Financial Officer of Concurrent Computer Corporation from 1986 to 1994 and of Sybron Corporation from 1980 to 1986. Prior to that time, Mr. McCloskey held a number of financial and operating positions with W. R. Grace & Company. He began his career with Price Waterhouse.

   Don W. Walker was named Executive Vice President, The Americas in March 1997, after serving as Executive Vice President, North American Operations since November 1994. Prior to that he served as Executive Vice President, Investigations since joining the Company in November 1991 and Executive Vice President, Investigations and International Operations since June 1993. Mr. Walker was the founder of Business Risks

International ("BRI"), a firm specializing in security consulting, investigations and loss prevention, and served as its President and Chief Executive Officer from September 1985 until joining the Company upon its acquisition of BRI. Prior to founding BRI, Mr. Walker was Assistant General Counsel and Corporate Security Director for Genesco Inc. Mr. Walker also is a former Special Agent of the Federal Bureau of Investigation, and a former President/Chairman of the American Society for Industrial Security.

   Laura J. Cerar has served as President of the Company's U.S. Security Services Division since October 1997 and as Vice President of Field Operations, Regional Manager and District Manager since joining the Company in 1986. Prior to joining the Company, Ms. Cerar was the Security Director for a contract security agency in the Pittsburgh, PA area.

   Anthony R. Miller has served as Corporate Vice President, Total Quality Management since joining the Company in May 1995. Prior to joining the Company, Mr. Miller served as Vice President--Chief Quality Officer of Banc One Services Corporation from May 1990 to July 1994. He served at Citicorp Global Payment Products as Vice President--Director Service Management from 1987 to 1990 and as Vice President--Director of Performance Engineering from 1986 to 1987. Prior to that, Mr. Miller spent four years with American Express and three years with International Telephone & Telegraph in systems development positions.

   Sally R. Phillips has served as Corporate Vice President, Human Resources since July 1998. During the period 1988 through July 1998, Ms. Phillips has held various positions with the Company including Vice President, Legal and Operations Support, and Vice President and Assistant General Counsel. Prior to joining the Company, Ms. Phillips was an employment attorney with the international law firm of Paul, Hastings, Janofsky and Walker.

   Michael A. Stugrin has served as Corporate Vice President, Strategic Planning and Marketing since December 1996, after serving as Corporate Vice President, Marketing since joining the Company in May 1995. Prior to joining the Company, Mr. Stugrin served at Concurrent Computer Corporation from 1992 to 1995 in various senior positions, including Director of Strategic Planning, Director of Corporate and Marketing Communications and Director of National Series 3200 Sales. He served at Unisys Corporation from 1984 to 1992 in various senior marketing and communications positions and at Westinghouse Electric Corporation on its Executive Support Staff from 1981 to 1984.

   Richard E. Ferens has served as Vice President and Treasurer of the Company since March 1998, Treasurer since March 1997, and as Director of Taxation since joining the Company in November 1995. Prior to joining the Company, Mr. Ferens served at AT&T Corporation as Director of Taxes-Transfer Pricing, from January 1995 to October 1995, and at Concurrent Computer Corporation from October 1988 to December 1994 as Director of Taxation. Prior to Concurrent Computer Corporation. Mr. Ferens spent 10 years with Merck & Company, Inc. in various financial positions.

   Gregg S. Lamb has served as Worldwide Controller of the Company since August 1998, and as Director of Corporate Development since joining the Company in 1995. Prior to joining the Company, Mr. Lamb served at Concurrent Computer Corporation from October 1987 to November 1995 in various financial positions, including Director of Worldwide Financial, Planning and Reporting with international controller responsibilities. He began his career with Deloitte, Haskins & Sells (currently known as Deloitte & Touche).

   Frederick W. London has served as Vice President, Deputy General Counsel and Assistant Secretary since joining the Company in February 1998. Mr. London also serves as a director of Questron Technology, Inc., a specialized, value-added distributor of fasteners and related products. Prior to joining the Company, Mr. London was a partner in the law firm of Gould & Wilkie, LLP, New York, NY, during the period January 1995 through February 1998 and a partner in the firm of Dunnington, Bartholow & Miller, LLP, New York, NY, during the period January 1983 through December 1994. Prior to that time, Mr. London held positions as an associate attorney with the Dunnington firm and as an attorney with the Enforcement Division of the Securities and Exchange Commission.

Section 16(a) Beneficial Ownership Reporting Compliance

   Each director, officer and other designated employee of the Company who is subject to Section 16 of the Exchange Act, and each other person who owns beneficially more than 10% of the Common Stock, is required by Section 16(a) of the Exchange Act to report to the Commission by a specified date his or her ownership of and transactions in the Common Stock. Copies of such reports on Forms 3, 4 and 5 must also be provided to the Company. Based on the Company's review of the copies of such forms and amendments thereto it has received and written representations from certain reporting persons, the Company believes that all such forms were filed on a timely basis during fiscal 1998.

Corporate Governance

   The Board, which held a total of six meetings in 1998, is currently composed of nine members. Seven of the nine directors have their principal occupation or employment outside the Company; one director is currently an executive officer of the Company; and one director is a past President and Chief Executive Officer of the Company.

   In addition to membership on the Board, every director served on one or more of four Committees of the Board in 1998. The directors spend a considerable amount of time preparing for Board and Committee meetings and, in addition, are called upon for their counsel between meeting dates. In 1998, each director attended at least 75% of the total of the meetings of the Board and the Committees of which he was a member.

   As permitted under Delaware Law and the Restated Certificate of Incorporation and By-Laws of the Company, the Board has established and delegated certain authority and responsibility to four standing committees: the Audit Committee; the Compensation & Benefits Committee; the Nominating & Governance Committee; and the Strategic Planning Committee. The Board annually reviews the authority and responsibility delegated to each Committee at the organizational meeting of the full Board immediately following the annual meeting of the Company's stockholders. The table below shows current Committee membership. An asterisk denotes Chairman of the Committee.

                                                                  Strategic
                         Compensation &       Nominating &         Planning
    Audit Committee    Benefits Committee Governance Committee    Committee
    ---------------    ------------------ -------------------- ----------------
    Peter H. Dailey      John A. Gavin*     Peter H. Dailey     Denis R. Brown
    Gerald D. Murphy    James R. Mellor     J. Kevin Murphy*    John A. Gavin
    Robert H. Smith*    J. Kevin Murphy     Thomas W. Wathen   James R. Mellor*
   William H. Webster   Robert H. Smith    William H. Webster  Thomas W. Wathen

   The principal responsibilities of the Audit Committee include the review of all financial statements and notes thereto contained in public filings and releases, matters pertaining to the selection, compensation, independence and examination of the Company by its independent accountants, internal accounting controls and procedures, including the performance of the Company's Internal Audit Department, and the capital uses and needs of the Company. The Audit Committee held four meetings during 1998.

   The annual and long-term compensation of the Company's Named Officers (as defined hereinafter) and Corporate Vice Presidents is determined by the Compensation & Benefits Committee. The Committee also has oversight of the incentive compensation plans and benefit programs for the Company's officers, administers the Company's stock incentive plans, and with a member of management administers the Company's Supplemental Retirement Income Plan (the "SRIP"). The Committee is comprised entirely of outside, independent directors. The Committee also has responsibility for management development and succession programs. The Compensation & Benefits Committee met seven times during 1998.

   The Nominating & Governance Committee reviews the Company's corporate governance principles and policies and makes recommendations to the Board concerning these principles and policies. The Committee also identifies, examines and recommends to the full Board those candidates it believes possess the professional expertise and demonstrated excellence and integrity to be nominated as directors to fill vacancies on the Board, newly created directorships and expired terms of directors. The Nominating & Governance Committee would also review any nomination for the Board made by a stockholder. Under the Company's By-Laws, a stockholder may nominate a person for election to the Board by sending the Corporate Secretary written notice 50 to 75 days in advance of the annual meeting, or within ten days following the public disclosure or notice to stockholders of the annual meeting if such disclosure or notice is less than 60 days in advance of the meeting. The stockholder's notice must include certain information prescribed by the By-Laws to be valid. The Committee also makes recommendations to the Board regarding its committees and their membership (other than the Committee's own membership) and chairmanship. The Nominating & Governance Committee met six times during 1998.

   The Strategic Planning Committee oversees the development and implementation of the Company's ongoing five-year strategic plans. The Committee reviews Company achievement of strategic objectives and compares actual performance to plan and examines potential strategic alliances for the Company through joint ventures, business combinations and similar means. The Strategic Planning Committee held three meetings in 1998.

Director's Compensation

   Non-employee directors (other than Mr. Wathen) receive a quarterly fee of $5,500, plus a quarterly fee of $750 for each Committee chairmanship they hold. Non-employee directors also receive $1,000 per Board or Committee meeting attended (in person or by telephone). In addition, the Company reimburses directors for all reasonable travel and lodging expenses incurred in connection with attending meetings and compensates directors not residing in the area in which a Board or committee meeting is being held at the rate of $1,000 per day for days traveling to and/or from the meeting if the length or timing of any meeting of the Board or committee renders out-of-town travel impractical on the day of the meeting. The Company also provides a supplemental health care program and business travel accident insurance for the benefit of its senior executives and its outside directors.

   The 1995 Pinkerton Performance and Equity Incentive Plan (the "Performance Plan") provides that on the day of each annual meeting of stockholders during the term of the plan, each director who is not an employee of the Company (a "Non-Employee Director") shall be granted a non-qualified stock option to purchase 4,500 shares of Common Stock, vesting on the business day preceding the following year's annual meeting of stockholders. Each such stock option will have a term of ten years and will not be exercisable unless such Non-Employee Director is at the time of such exercise a member of the Board and has continuously been a member of the Board since the date the option was granted. The price per share of Common Stock to be paid by the Non-Employee Director will equal the fair market value of one share of Common Stock on the date the stock option is granted and the purchase price of the shares of Common Stock as to which such an option is exercised must be paid only in cash. Each director other than Mr. Brown was granted such a stock option on April 30, 1998.

   The Performance Plan also provides that each Non-Employee Director may elect to receive any or all of his or her annual retainer as a director in the form of Common Stock. The election must be in writing and must be delivered to the Corporate Secretary of the Company at least six months and one business day before the services are rendered giving rise to such compensation. The total number of shares of Common Stock granted to a Non-Employee Director who elects to forego fees will be determined by dividing the amount of the deferral by the fair market value on the last business day of the quarter in which such fees would have been paid in the absence of an election. Mr. Mellor is the only director who has made such an election.

   In connection with Mr. Wathen's retirement as the Company's President and Chief Executive Officer in April 1994, the Company and Mr. Wathen entered into a personal services agreement. The agreement provides for the payment to Mr. Wathen of $100,000 per year for service in his capacity as Chairman of the Board (reduced by any director's fees otherwise payable to him by the Company) and at least $200,000 per year for services as a consultant to the Company. Mr. Wathen is also eligible to receive annual cash bonuses in the discretion of the Board and to participate, to the same extent as other non-employee members of the Board, in any stock option awards to directors. The personal services agreement also entitles Mr. Wathen to use a Company owned or financed automobile, to use Company office space and support staff, to receive certain specified term life and medical insurance coverage, to obtain reimbursement for reasonable business expenses incurred while on Company business and, in the discretion of the Board, to participate in other Company benefit programs maintained from time to time. The personal services agreement calls for the payment to Mr. Wathen of an annual retirement benefit payable in monthly installments of $25,000 for life (provided that, if Mr. Wathen should die before a total of 180 monthly payments shall have been made, the balance of such 180 payments shall continue to be paid to Mr. Wathen's designated beneficiary) and, to the extent practicable, must be made under and in accordance with the terms of the SRIP. Unless the personal services agreement is terminated by the Company for certain specified causes, Mr. Wathen will continue to receive such retirement benefits. Under the personal services agreement, Mr. Wathen has certain demand registration rights and "piggy-back" registration rights with respect to his holdings of Common Stock. As stated in
Item 3(b) of the Company's Schedule 14D-9, pursuant to a Termination Agreement between the Company, Parent and Mr. Wathen, this personal services agreement will be terminated if the Offer is consummated.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

   The following table and notes thereto set forth certain information regarding the beneficial ownership of Common Stock by all those known by the Company to be beneficial owners of more than five percent of its Common Stock, unless otherwise indicated.

                                                 Amount and Nature   Percent of
   Name and Address                                  of Shares      Common Stock
   of Beneficial Owner                           Beneficially Owned Outstanding
   -------------------                           ------------------ ------------
   Thomas W. Wathen(1)..........................     3,759,010          30.6%
    4330 Park Terrace Drive
    Westlake Village, California 91361
   SMALLCAP World Fund, Inc.(2).................       810,000           6.4%
    333 South Hope Street
    Los Angeles, CA 90071
   Southeastern Asset Management, Inc./
    Longleaf Partners Small-Cap Fund (3)........     1,875,000          15.2%
    6410 Poplar Avenue Suite 900
    Memphis, TN 38119
   Tweedy, Browne Company.......................     1,363,181         10.82%
    LLC/ TBK Partners, L.P./
    Vanderbilt Partners, L.P.(4)
    52 Vanderbilt Avenue
    New York, NY 10017

--------
(1) The table above reflects the beneficial ownership of the Common Stock by Mr. Wathen as of February 19, 1999. Mr. Wathen is Chairman of the Board of Directors of the Company. The Thomas W. Wathen Charitable Remainder Unitrust 1999 (the "1999 Unitrust"), The Thomas W. Wathen Charitable Remainder Unitrust (the "Prior Unitrust"), The Wathen 1999 Annuity Trust (the "Annuity Trust") and the Thomas W. Wathen Foundation (the "Foundation") held of record 3,546,415 shares, 21,723, shares, 135,000 shares and 19,122 shares of Mr. Wathen's Common Stock, respectively. The 1999 Unitrust is an irrevocable trust for which Mr. Wathen is settlor and trustee; the Prior Unitrust is an irrevocable trust for which Mr. Wathen is the settlor, trustee and 6% income beneficiary; the Annuity Trust is an irrevocable trust for which Mr. Wathen is settlor and trustee and the Foundation is an irrevocable trust for which Mr. Wathen is the settlor and trustee. Mr. Wathen has sole voting and investment power with respect to all shares shown as beneficially owned. Also included are 36,750 shares of Common Stock issuable under options exercisable currently or within sixty days.

(2) As of the latest available public filings. According to public filings, SMALLCAP World Fund, Inc., an investment company registered under the Investment Company Act of 1940 which is advised by Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, has sole voting power over 810,000 of such shares. According to public filings, Capital Research and Management Company and its parent company, The Capital Group Companies, Inc., have disclaimed any beneficial ownership in such shares.

(3) As of the latest available public filings. According to public filings, Southeastern Asset Management, Inc., an investment advisor registered under Section 203 of the Investment Advisers Act of 1940 ("SAMI"), has sole voting power over 654,600 of such shares, shared voting power over 1,104,400 of such shares, no voting power over 116,000 of such shares, sole dispositive power over 770,600 of such shares, and shared dispositive powers over 1,104,400 of such shares. Pursuant to a joint filing with SAMI, Longleaf Partners Small-Cap Fund ("Longleaf"), a series of Longleaf Partners Funds Trust, a Massachusetts business trust, may be deemed to be the beneficial owner of 1,104,400 shares of Common Stock, representing 9.0% of the Common Stock outstanding. According to the joint filing, Longleaf has only shared power to vote or to dispose of such shares. Based on information available to the Company, SAMI is not an "Acquiring Person" pursuant to the Rights Agreement, dated as of July 21, 1991 (the "Rights Agreement"), by and between the Company and the Bank of New York, as successor rights agent, as amended, due to the timing of its purchases of shares. In addition, the Board as of February 17, 1999, pursuant to the Rights Agreement, designated the "Distribution Date," if any, with respect to SAMI's ownership of shares, as set forth in SAMI's most recent public filing, to be December 31, 1999, which date may be further extended by resolution of the Board at any time prior to December 31, 1999; provided, that if SAMI shall acquire additional Shares amounting to 1% or more of such shares outstanding, a new Stock Acquisition Date shall be deemed to have occurred upon the first public announcement thereof or upon the Company's earlier awareness thereof as described in the definition of "Stock Acquisition Date" in the Rights Agreement.

(4) As of the latest available public filings. According to public filings, Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners L.P. disclaim membership in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. According to public filings, Tweedy, Browne Company LLC, a broker-dealer and investment advisor registered with the Securities and Exchange Commission, has sole voting power over 1,177,317 of such shares and shared dispositive power over 1,363,181 of such shares, TBK Partners, L.P. has sole voting and dispositive power over 23,250 of such shares, and Vanderbilt Partners, L.P. has sole voting power over 18,150 of such shares and sole dispositive power over 23,250 of such shares.

                       SECURITY OWNERSHIP OF MANAGEMENT

   The following table and notes thereto set forth certain information regarding the beneficial ownership of the Company's Common Stock as of February 19, 1999 by each of the current directors of the Company, the current executive officers named in the Summary Compensation Table, and by all directors and current executive officers of the Company as a group. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all securities shown as beneficially owned by them, subject to community property laws where applicable. A single asterisk denotes beneficial ownership of less than one percent.

                                                                   Percent of
                                                Amount and Nature    Common
                  Name or Number                    of Shares         Stock
               of Persons in Group              Beneficially Owned Outstanding
               -------------------              ------------------ -----------
   Thomas W. Wathen............................     3,759,010 (1)     30.6%
   Denis R. Brown..............................       525,124 (2)      4.1%
   C. Michael Carter...........................        98,125 (3)       *
   James P. McCloskey..........................       105,500 (4)       *
   Don W. Walker...............................       135,491 (5)       *
   Laura J. Cerar..............................         7,499 (6)       *
   Peter H. Dailey.............................        32,250 (7)       *
   John A. Gavin...............................        25,500 (6)       *
   James R. Mellor.............................        10,372 (8)       *
   Gerald D. Murphy............................        80,109 (9)       *
   J. Kevin Murphy.............................        29,900(10)       *
   Robert H. Smith.............................        30,000(11)       *
   William H. Webster..........................        25,500 (6)       *
   All directors and executive officers as a
    group (19 persons).........................     4,896,992(12)     36.6%

--------
 (1)See footnote (1) under the heading "Security Ownership of Certain Beneficial Owners."

 (2)Includes 511,874 shares subject to options exercisable currently or within sixty days.

 (3)Includes 96,000 shares subject to options exercisable currently or within sixty days.

 (4)Includes 96,000 shares subject to options exercisable currently or within sixty days.

 (5)Includes 114,000 shares subject to options exercisable currently or within sixty days.

 (6)Consists of shares subject to options exercisable currently or within sixty days.

 (7)Includes 30,750 shares subject to options exercisable currently or within sixty days.

 (8)Includes 9,000 shares subject to options exercisable currently or within sixty days.

 (9) Includes 79,055 shares subject to options exercisable currently or within sixty days.

(10)Includes 29,250 shares subject to options exercisable currently or within sixty days.

(11) Includes 25,500 shares subject to options exercisable currently or within sixty days. Mr. Smith has shared voting and investment power with respect to 4,500 of such shares.

(12)Includes 1,116,979 shares subject to options exercisable currently or within sixty days.

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

   The following table sets forth the annual and long-term compensation for services in all capacities to the Company for the three fiscal years ended December 25, 1998, December 26, 1997 and December 27, 1996 of the Chief Executive Officer, and each of the other four most highly compensated executive officers (the "Named Officers").

                                                                  Long-Term
                                                                 Compensation
                                    Annual Compensation             Awards
                              ---------------------------------- ------------
                                                    Other Annual  Securities   All Other
   Name and Principal                     Bonus     Compensation  Underlying  Compensation
        Position         Year Salary ($) ($     )      ($)(1)    Options (#)     ($)(2)
   ------------------    ---- ---------- -------    ------------ ------------ ------------
Denis R. Brown.......... 1998  699,030   352,748(3)     761              0       39,757
 President and CEO...... 1997  662,865   453,532        733        267,500       40,786
                         1996  613,750   625,000        717         67,500       36,511
C. Michael Carter....... 1998  332,132   140,131(4)     954              0        6,756
 Executive Vice
  President,             1997  305,056   146,600        140        100,000        2,760
 General Counsel and
  Corporate              1996  266,964   189,700        189         30,000        4,322
 Secretary
James P. McCloskey...... 1998  306,400   129,277(5)     182              0        6,756
 Executive Vice
  President and          1997  285,276   146,623        203         80,000        5,450
 Chief Financial Officer 1996  266,158   189,000        183         30,000       11,826
Don W. Walker........... 1998  355,790   148,532(6)     143              0        6,756
 Executive Vice
  President,             1997  331,526   157,038        140        100,000          138
 The Americas            1996  307,303   214,988        133         30,000        1,590
Laura J. Cerar.......... 1998  204,125    52,090         90          6,000        6,756
 President, U.S.
  Security               1997  111,033    54,891         16         16,125          228
                         1996   83,043    30,269         12            750        1,298

--------
(1) The amounts shown represent reimbursement of personal income taxes payable by such executive officer as a result of certain expenses paid and certain benefits provided by the Company to such executive officer.

(2) The amounts shown for 1998 represent payments made under the Company's executive medical expense reimbursement plan and, for Mr. Brown, $23,891 of premiums for disability insurance and $9,110 of premiums for supplemental life insurance.

(3) This bonus is payable upon consummation of the Offer.

(4) $113,620 of this bonus is payable upon consummation of the Offer.

(5) $104,820 of this bonus is payable upon consummation of the Offer.

(6) $121,710 of this bonus is payable upon consummation of the Offer.

Stock Options

   The following tables contain information relating to grants of stock options under the Performance Plan during fiscal 1998 to the Named Officers and the value at year end of options held by the Named Officers.

                       Option Grants in Last Fiscal Year

                                                                     Potential
                                                                     Realizable
                                                                      Value at
                                                                   Assumed Annual
                                                                   Rates of Stock
                                                                       Price
                                                                    Appreciation
                                                                     For Option
                                  Individual Grants                   Term(3)
                     --------------------------------------------- --------------
                     Number of    % of Total
                       Shares      Options
                     Underlying   Granted to  Exercise
                      Options    Employees in   Price   Expiration
  Name               Granted(2)  Fiscal Year  ($/Share)    Date    5% ($) 10% ($)
  ----               ----------  ------------ --------- ---------- ------ -------
Laura J. Cerar(1)..    6,000(2)      2.2%       22.50    2/25/08   84,900 215,160

--------
(1) No options were granted during 1998 to any other Named Officer.

(2) Options vest over four years in equal installments.

(3) Calculated as a projected stock price, less the exercise price. The projected stock price is calculated assuming that the stock price at the date of grant appreciates at the indicated rate, compounded annually, over the term of the option.

                      Option Values at December 25, 1998

                                             Number of Shares      Value of
                                                Underlying        Unexercised
                                               Unexercised       In-the-Money
                                                Options at        Options at
                                             Dec. 25, 1998 (#) Dec. 25, 1998 ($)
                                               Exercisable/      Exercisable/
       Name                                   Unexercisable    Unexercisable(1)
       ----                                  ----------------  -----------------
     Denis R. Brown......................... 465,000/297,500   3,963,582/457,501
     C. Michael Carter......................  75,375/122,125     659,324/295,024
     James P. McCloskey.....................  75,374/102,126     584,376/284,529
     Don W. Walker..........................  90,375/122,125     649,695/279,523
     Laura J. Cerar.........................   5,248/19,502       17,056/6,615

--------
(1) Computed based upon the difference between aggregate fair market value and aggregate exercise price. The closing market price of the Common Stock on December 24, 1998 (the last trading day in fiscal 1998) was $20.1875.

Retirement Plan

   The Company maintains a Supplemental Retirement Income Plan (the "SRIP"). The SRIP establishes two retirement benefit levels: (i) a benefit at age 62 of 3.5% of final five-year average compensation for each full year of participation, up to a maximum of 52.5% (the "Level 1 Benefit"); and (ii) a benefit at age 62 of 2% of final five-year average compensation for each full year of participation, up to a maximum of 40% (the "Level 2 Benefit"). The Level 1 Benefit applies to certain participants, generally executive officers, including the Named Officers, and the Level 2 Benefit applies to all other participants. An employee must be recommended by the SRIP's administrative committee and approved by the Board of Directors in order to participate in the SRIP. The plan is not a qualified retirement plan under Section 401 of the Internal Revenue Code.

   Vesting of benefits under the SRIP normally occurs when a participant has five years of SRIP participation. A participant's vested benefit under the previous version of the SRIP as of April 30, 1994 (his or her "grandfathered benefit") will not be reduced because of changes to the SRIP. A SRIP participant with a grandfathered benefit will get the greater of the SRIP benefit or his or her grandfathered benefit. A participant will receive his or her full retirement benefit upon termination of employment after attaining age 62 or a reduced benefit upon termination of employment prior to age 62, but in no event less than the grandfathered benefit. Subject to certain benefit suspension provisions, a participant (or a participant's beneficiary) will receive his or her retirement benefit for life or 180 months, whichever is longer. Upon death prior to retirement, a participant's beneficiary will receive a monthly payment for 180 months.

   The following table shows the estimated annual Level 1 Benefit and Level 2 Benefit payable under the SRIP upon retirement at age 62 with representative compensation and years of service credited to the participant.

                     Estimated Annual Retirement Benefits

                                                Years of Service
                         --------------------------------------------------------------
                              Level 1 Benefits               Level 2 Benefits
    Final Five Year      -------------------------- -----------------------------------
  Average Compensation      5        10      15*       5        10       15      20*
  --------------------   -------- -------- -------- -------- -------- -------- --------
$  100,000.............. $ 17,500 $ 35,000 $ 52,500 $ 10,000 $ 20,000 $ 30,000 $ 40,000
   200,000..............   35,000   70,000  105,000   20,000   40,000   60,000   80,000
   300,000..............   52,500  105,000  157,500   30,000   60,000   90,000  120,000
   400,000..............   70,000  140,000  210,000   40,000   80,000  120,000  160,000
   500,000..............   87,500  175,000  262,500   50,000  100,000  150,000  200,000
   600,000..............  105,000  210,000  315,000   60,000  120,000  180,000  240,000
   700,000..............  122,500  245,000  367,500   70,000  140,000  210,000  280,000
   800,000..............  140,000  280,000  420,000   80,000  160,000  240,000  320,000
   900,000..............  157,500  315,000  472,500   90,000  180,000  270,000  360,000
 1,000,000..............  175,000  350,000  525,000  100,000  200,000  300,000  400,000
 1,100,000..............  192,500  385,000  577,500  110,000  220,000  330,000  440,000
 1,200,000..............  210,000  420,000  630,000  120,000  240,000  360,000  480,000
 1,300,000..............  227,500  455,000  682,500  130,000  260,000  390,000  520,000

--------
* Amounts represent maximum benefit possible for applicable level of benefit and compensation.

   The annual compensation used in the benefits calculation includes the amounts earned as salary and bonus as shown above in the Summary Compensation Table. Messrs. Brown, Carter, McCloskey and Walker and Ms. Cerar are participants in the SRIP and have four, four, four, seven and six credited years of service for purposes of the SRIP, respectively. However, the benefits of Messrs. Brown, Carter, McCloskey and Walker are governed by amendments to the SRIP described below. Retirement benefits are computed without regard to the withholding of Social Security and related taxes.

   During fiscal 1993, the SRIP was amended to provide that Mr. Wathen's retirement benefit shall be $25,000 per month for life, as described above under "Directors' Compensation."

   During fiscal 1994, the SRIP was amended to provide that: (i) Mr. Brown's retirement benefit under the SRIP will be 52.5% of his "final average monthly compensation" as defined in his employment agreement described below under "Agreements with Certain Officers," and that his benefit will vest, so long as he remains an employee of the Company: 20%, 46.667%, 73.334% and 100% on April 19, 1999, August 7, 1999, August 7, 2000 and August 7, 2001, respectively, and
(ii) with respect to Mr. Carter and Mr. McCloskey, following September 27, 1999 and October 4, 1999, respectively, their annual benefit accrual rate under the SRIP will be 6.3% and 10.35%, respectively. The amendment results in Messrs. Brown, Carter and McCloskey attaining the 52.5% maximum Level 1 Benefit at age 62. In addition, the employment agreements with Messrs. Carter and McCloskey described below were amended in December 1997 to provide that in the event of a termination of their participation in the SRIP, an equivalent program will be provided to them during their continued employment with the Company.

   During fiscal 1996, the SRIP was amended to provide that Mr. Walker's annual benefit accrual rate under the SRIP will be 5.25% in 1997 and 4.375% thereafter. This amendment results in Mr. Walker attaining the 52.5% maximum Level 1 Benefit at age 62.

   The SRIP has no plan assets. The Company has purchased life insurance policies on the lives of certain individual executives as an investment that it may use to provide pre-retirement death benefits and retirement benefits.

Employment Agreements With Certain Officers

   The Company has an existing employment agreement with Mr. Brown that continues until August 7, 2001 and is automatically renewed annually thereafter until terminated by Mr. Brown, in accordance with the procedures set forth in his employment agreement, as amended, or by the Company or until the annual meeting of stockholders to be held in the year 2005. Under the employment agreement, the Company is obligated to pay Mr. Brown a base salary of $550,000 per annum, subject to increase from time to time in the discretion of the Board. The agreement, as amended, also provides that Mr. Brown will have a target annual incentive bonus of 50% of base salary tied to the achievement of one or more Company financial or operational performance objectives established annually by the Board at the outset of each fiscal year; and that Mr. Brown's actual annual incentive bonus will decrease or increase, up to a maximum percentage of base salary, depending on the Company's actual performance compared to such objectives, in accordance with formulas provided in the agreement. The Company and Mr. Brown amended the agreement to raise the maximum percentage of base salary achievable from 75% to 100%, effective for 1996 and thereafter. A performance based annual compensation plan, which provides for a maximum bonus of 100% of salary for Mr. Brown, was approved by the stockholders at the 1997 Annual Meeting of stockholders. In December 1998, the Board approved, subject to obtaining any necessary approvals, increasing Mr. Brown's target bonus to 60% of base salary with a maximum bonus of 120% of salary.

   The Company also has employment agreements with Messrs. Carter and McCloskey. Under their employment agreements with the Company, it is obligated to pay a base salary of at least $250,000 per annum and a target annual incentive bonus equal to 35% of base salary, all of which are subject to annual review by the
Board of Directors. During 1997, the target annual incentive bonuses were set at 45% of base salary for Messrs. Carter, McCloskey and Walker beginning fiscal 1998.

   The employment agreements, as amended, of Messrs. Brown, Carter and McCloskey provide that if such executive officer is terminated other than for death, disability, retirement, or cause, the executive officer will receive a lump-sum cash payment equal to the executive's then current annual salary or, in the case of Mr. Brown, his then current annual salary multiplied by the greater of two or the number of years left from the term of his employment agreement. If the employment of such executive officer is terminated following a change in control, he will receive, subject to any applicable payroll taxes required to be withheld, a lump-sum cash payment equal to the lesser of (i) two times (or in the case of Mr. Brown, 2.99 times) the sum of the executive's then current annual salary plus the amount of his bonus to which the executive was entitled and/or which he received for the fiscal year preceding the termination (or in the case of Mr. Brown, the most recently completed fiscal year for which a bonus was earned) and (ii) the maximum amount the Company can deduct as a compensation expense on its federal income tax return for the fiscal year in which the payment is made. In 1995, the Board approved a Severance Plan for Executive Vice Presidents (the "EVP Severance Plan") that applies to Executive Vice Presidents that do not have other severance arrangements with the Company and that are designated by the Compensation & Benefits Committee as entitled to the benefits of the plan. The benefits provided by the plan are substantially the same as those described above for Messrs. Carter and McCloskey. Mr. Walker is the only executive officer designated as entitled to the benefits of that plan.

   On February 3, 1999, the employment agreements of Messrs. Brown, Carter and McCloskey and the EVP Severance Plan for Mr. Walker were amended (the "1999 Amendments") to provide that, if a change in control occurs during fiscal year 1999, (i) notwithstanding any other provisions of the SRIP to the contrary, each of their benefits under the SRIP shall be 52.5% of their respective final average monthly compensation and such benefit shall be fully accrued and fully vested effective upon the date of the change in control; (ii) the limitation described in clause (ii) of the preceding paragraph shall be inapplicable and Messrs. Brown, Carter, McCloskey and Walker will be entitled to receive all payments and benefits which would otherwise be payable if there were no such tax limitation; (iii) in the event any payments or benefits to which Messrs. Brown, Carter, McCloskey and Walker are entitled to as a result of a change in control in 1999 constitute "parachute payments" and, therefore, subject to excise tax under tax regulations, each of Messrs. Brown, Carter, McCloskey and Walker will receive a payment from the Company sufficient to pay such excise tax and all other taxes arising from the payments made by the Company; and
(iv) if during the two year period after a change in control Messrs. Brown, Carter, McCloskey or Walker voluntarily terminates his employment with the Company, other than for a Good Reason (as defined in the 1999 Amendments), then each of them agrees not to compete with the Company for a period of one year following such termination. However, the forgoing provisions set forth in clauses (i), (ii), (iii) and (iv) of this paragraph shall automatically be canceled and of no further force or effect without further action if (A) a change in control does not occur in 1999, or (B) the transactions contemplated in the Merger Agreement entered into by the Company with Parent and Purchaser are completed. The forgoing summary of the 1999 Amendments is qualified in its entirety to the full text thereof, copies of each have been filed as Exhibits
(c)(11)-(c)(14) to the Schedule 14D-9 and is incorporated herein by reference.

   In connection with the Offer, the Merger and the Merger Agreement, each of Messrs. Brown, Carter, McCloskey and Walker have entered into new employment agreements (collectively, the "New Employment Agreements") with the Company and Parent. The New Employment Agreements will supersede the original employment agreements, as amended, of Messrs. Brown, Carter and McCloskey and the EVP Severance Plan, as amended, for Mr. Walker upon the time that the Purchaser or Parent purchase any of the Shares pursuant to the Offer. The relevant terms of the New Employment Agreements are summarized in "Section 11--Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" of the Offer to Purchase and incorporated herein by reference.

                       REPORT ON EXECUTIVE COMPENSATION
                   BY THE COMPENSATION & BENEFITS COMMITTEE

   The Company's Compensation & Benefits Committee was established in 1988 and is comprised of independent, non-employee members of the Board. The Committee meets on a regular basis during the fiscal year. This report describes the various components of the Company's executive compensation program and explains the basis on which 1998 compensation determinations were made by the Committee with respect to the Company's executive officers.

   The role of the Compensation & Benefits Committee is to review and approve each element of the executive compensation program and assess the overall effectiveness and competitiveness of the program. In addition, the Committee administers the key provisions of the executive compensation program according to the objectives of the base salary program, annual incentive plan and long-term incentive plan, and administers the Company's stock incentive plans.

Compensation Philosophy

   The Committee strives to provide executive compensation policies and programs that:

  . Base executives' variable compensation opportunities on both Company and individual performance;

  . Attract, motivate and retain the executive talent needed to support, implement and reinforce the Company's strategic and business plans;

  . Provide total compensation opportunities to executives that are competitive to those of similarly sized companies in service industries; and

  . Align management's interests with those of stockholders through equity-based compensation and ownership guidelines.

Components of Executive Compensation for 1998.

   The total executive compensation package is comprised of base salary, annual bonus, long-term incentives and benefits including participation under the SRIP. The Committee's philosophy and administration of each major element is described below.

   Base Salaries. Base salaries are targeted at the 50th percentile for comparable positions at similarly sized companies. To make this determination, the Committee refers to general and specific service industry compensation surveys. In determining salaries and future increases, the Committee also considers factors such as individual performance, departmental performance, current responsibilities and any changes, individual salary history and inflation. The Company believes that its current base salary structure is generally consistent with its base salary objectives.

   Annual Incentive Plan. The objective of the annual incentive plan is to deliver competitive levels of compensation for the attainment of financial and other objectives that the Company believes are important. Target award levels are set such that the target level of annual cash compensation (i.e., base salary plus annual incentive award) is at the 50th percentile of the competitive market. Achievement above target levels can result in awards up to 200% of the target bonus. Target awards are expressed as a percentage of the executive's base salary. In 1997, the target bonuses of the Executive Vice Presidents and the Corporate Vice Presidents were 35% and 25% of annual base salary, respectively. In light of the Committee's objective to ensure that total annual cash compensation remain competitive and to permit annual incentive awards that could exceed the 50th percentile, the Committee has, effective the beginning of the 1998 fiscal year, increased the target bonuses for Executive Vice Presidents to 45% of annual base salary.

   The annual incentive plan rewards Executive Vice Presidents and Corporate Vice Presidents for both Company performance and individual performance. Company performance is measured by pre-established net income goals of the Company. Other financial results may be considered in the future. Individual performance is measured by pre-established specific, measurable objectives. Of the target award, 75% is based on Company performance and 25% is based on individual performance.

   Depending on actual performance of the Company and the individual, the actual bonus may range from 0% to 200% of the individual's target bonus. For the Company performance portion of the bonus to be paid, the Company must earn a certain minimum net income goal. Above such minimum goal, a range of 50% to 200% of the Company performance portion may be earned and a range of 0% to 200% of the individual performance portion may be earned, each depending on actual performance against the pre-established goals.

   In determining what bonuses to pay in respect of 1998, the Committee in its discretion concluded that the individual portion of the annual incentive awards should be paid to all employees covered by the annual incentive program. In addition, in light of the extraordinary efforts being made by certain executives in connection with the Offer and the Merger, the Committee determined to award to a group of executives, which group includes the Executive Vice Presidents, special incentive awards payable upon completion of the Offer. The amounts of these incentive awards are included in the Summary Compensation Table and the notes thereto.

   Long-term Incentive Plan. In 1995, the stockholders approved the Performance Plan pursuant to which executive and employee stock option grants are made. In 1994, the Committee approved a range of annual option grants for each employee grade eligible for options. Ranges were developed to deliver long-term compensation that, when added to annual cash compensation, would deliver a total compensation package at the 50th percentile of market. Actual grants are determined on the basis of individual performance and the dilutive effect of such grants.

   On November 24, 1997, the Committee approved an additional front-loaded performance stock option grant ("Performance Options") under the Performance Plan to the CEO and Executive Vice Presidents. The purpose of the grant is to focus the CEO and Executive Vice Presidents on achieving pre-determined stock price goals within the next four years. Grants were made at the midpoint of the established ranges and are designed to deliver long-term incentive opportunity at the 50th percentile or higher of the market for the next four years. Performance Options have an exercise price equal to the fair market value of the underlying shares on the date of grant and will expire on December 31, 2004. Performance Options will vest no later than December 31, 2003 and may vest earlier if the stock price goals described below are achieved.

   In the event that the Company's stock price trades for twenty consecutive trading days (the "Trading Period") at an average price of $29.87 or greater during a Trading Period ending or before December 31, 1999, 50% of the options (reduced by any previously vested options) will vest on the final day of such Trading Period. In the event that the Company's stock price trades at an average of $34.39 or greater during a Trading Period ending or before December 31, 2000, 75% of the options (reduced by any previously vested options) will vest on the final day of such Trading Period. In the event that the Company's stock price trades at an average of $39.59 or greater during a Trading Period ending or before December 31, 2001, 100% of the options (reduced by any previously vested options) will vest on the final day of such Trading Period.

   The Committee will consider granting future options to the CEO and Executive Vice Presidents at the earlier date of: (1) achievement of the $39.59 stock price goal, or (2) four years from the date of the Performance Option grant. None of the price goals was reached during 1998 and, as a result, no additional options were granted to the Chief Executive Officer or any of the Executive Vice Presidents during 1998. Ms. Cerar was granted options during 1998 under the Company's annual grant program described above.

Stock Ownership Guidelines

   To further align the interests of executives with stockholders, the Committee has established stock ownership guidelines that are designed to encourage the accumulation and retention of a significant portion of its equity by its executive officers. The guidelines require that each executive officer hold a minimum multiple of his or her base salary in Company equity by the end of the year 2002. The following guidelines are designed to be reasonably achievable within the stated time frame and under the current long-term incentive program:

                                                                     Multiple of
       Position                                                      Base Salary
       --------                                                      -----------
       CEO..........................................................      4x
       Executive Vice Presidents....................................      3x
       Corporate Vice Presidents....................................      1x

   Ownership guidelines can be satisfied with either stock held as a stockholder and/or effective shares held as a result of vested options under the long-term incentive plan (i.e., the embedded value of vested options). As of the end of fiscal year 1998, the executive officers held shares of Common Stock (including effective shares) valued at the following multiples of the base salary figures-reported in the summary compensation table: Mr. Brown (6.4x), Mr. Carter (2.4x), Mr. McCloskey (2.9x) and Mr. Walker (2.9x).

CEO Compensation

   The Committee accepted the recommendation of the President and Chief Executive Officer that his base salary remain unchanged for 1999 but that he be entitled to an extra week's vacation per year. In addition, in view of the extraordinary efforts having been made by Mr. Brown in connection with the Offer and the Merger, the Committee determined to pay to Mr. Brown a special incentive award in the amount of $352,748 payable upon completion of the Offer. The amount of this incentive award is included in the Summary Compensation Table and the notes thereto. Finally, the Committee approved, subject to obtaining any necessary approvals, an increase in Mr. Brown's target bonus beginning with fiscal 1999 from 50% to 60% of base salary. All of these determinations were approved by the Board.

Deductibility of Compensation

   Internal Revenue Code Section 162(m) ("Section 162(m)") does not allow the Company to take a tax deduction pertaining to certain types of compensation in excess of $1,000,000 paid to a covered employee as defined in Section 162(m). "Performance-based" compensation (as defined by Section 162(m)) is not subject to Section 162(m) limitations. The Company's current compensation levels and programs (excluding base salary) are "performance-based" and no compensation which is not performance based exceeds the $1,000,000 limit.

   The Company will consider the impact of Section 162(m) in making compensation decisions for executive officers, but the Company makes no assurances that it will not pay compensation for which it cannot take a tax deduction. The Performance Plan and the annual incentive compensation plan for the President and Chief Executive Officer have been designed to constitute "performance-based" compensation. However, due to ambiguities in Section 162(m) and uncertainties regarding its interpretation, no assurances can be given that compensation intended to be "performance-based" compensation will in fact be deductible if it should, together with any other compensation paid to any Covered Employee, exceed $1,000,000.

                                          Compensation & Benefits Committee

                                          John A. Gavin, Chairman
                                          James R. Mellor
                                          J. Kevin Murphy
                                          Robert H. Smith

                               PERFORMANCE GRAPH

   The following graph illustrates the performance of the cumulative total return to the holders of the Common Stock in comparison to the cumulative total return (assuming dividend reinvestment) of companies on the Standard and Poor's 500 Stock Index and the Standard and Poor's Services
(Commercial/Consumer) Index.

               COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
        AMONG PINKERTON'S, INC., THE S&P 500 INDEX AND THE S&P SERVICES
                          (COMMERCIAL/CONSUMER) INDEX


                              [PERFORMANCE GRAPH]



         Symbol                   Index Description           12/93 12/94 12/95 12/96 12/97 12/98
         ------                   -----------------           ----- ----- ----- ----- ----- -----
    PKT................. PINKERTON'S, INC....................  100   100   100   129   181   164
                         S&P 500 Stocks......................  100   101   139   171   229   294
                         S&P Services (Commercial/Consumer)..  100    92   124   128   175   177

--------
* ASSUMING $100 INVESTED IN STOCK OR INDEX ON DECEMBER 31, 1993, REINVESTMENT OF DIVIDENDS, AND FISCAL YEAR ENDING DECEMBER 31.

Note: Last trading day of the month is used.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Except as otherwise disclosed in the Schedule 14D-9 and this Information Statement, the Company does not have any other relationships or transactions with the Board or the Company's management.

                                                                         ANNEX B

                    [LETTERHEAD OF DONALDSON, LUFKIN & JENRETTE]

                                                              February 19, 1999

Board of Directors
Pinkerton's, Inc.
4330 Park Terrace Drive
Westlake Village, CA 91361

Dear Sirs:

   You have requested our opinion as to the fairness from a financial point of view to the stockholders of Pinkerton's, Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of February 19, 1999 (the "Agreement"), by and among the Company, Securitas AB ("Securitas") and Securitas Acquisition Corp., a wholly owned subsidiary of Securitas ("Acquisition Sub").

   Pursuant to the Agreement, Acquisition Sub will commence a tender offer (the "Tender Offer") for any and all outstanding shares of the Company's common stock at a price of $29.00 per share (the "Price Per Share") in cash. Following the Tender Offer, Acquisition Sub will be merged (the "Merger") with and into the Company and as a result of the Merger, all shares of the Company's common stock not tendered in the Tender Offer will be converted into the right to receive the Price Per Share in cash.

   In arriving at our opinion, we have reviewed the draft dated February 18, 1999 of the Agreement and the exhibits thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with the Company's management. Included in the information provided during discussions with the Company's management were certain financial projections of the Company for the period beginning December 26, 1998 and ending December 26, 2003 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Company's common stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of our opinion. We did not solicit the interest of any other party in acquiring the Company or any of its assets or securities.

   In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us.

   Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Tender Offer, the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's business decision to proceed with the Tender Offer or the Merger or any legal aspect of the transactions contemplated by the Agreement and related agreements. Our opinion does not constitute a recommendation to

Board of Directors
Pinkerton's, Inc.
Page 2                                                        February 19, 1999

any stockholder as to whether such stockholder should tender shares of the Company's common stock in the Tender Offer or how such stockholder should vote on the Merger.

   Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition to serving as your exclusive financial advisor in connection with the transactions contemplated by the Agreement, DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services.

   Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Price Per Share to be received by the stockholders of the Company pursuant to the Agreement is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By: /s/ Mark W. Lanigan
                                              ---------------------------------
                                                      Mark W. Lanigan
                                                     Managing Director